Exhibit 99.1
Exhibit 99.1
Notice of Meeting Annual General Meeting The Hague and London Tuesday May 20, 2008 Royal Dutch Shell plc This document is important and requires your immediate attention. If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial advisor authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your ordinary shares in Royal Dutch Shell plc, please give this letter and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

The Company's Annual Report and Form 20-F for the year ended December 31, 2007, the Annual Review and Summary Financial Statements 2007 and the 2008 Notice of Meeting are available on www.shell.com

If you would like, free of charge, a paper copy of any of these documents*, please contact one of the following:

The Netherlands
Royal Dutch Shell plc
c/o Euro Mail B.V.
Tel +31 (0)182 645669

United Kingdom
Royal Dutch Shell plc
c/o Bankside
Tel +44 (0)1635 232700

United States
Tel 888 400 7789

* *The Annual Review and Summary Financial Statements 2007 and the 2008 Notice of Meeting are also available in Dutch.*

SHAREHOLDER COMMUNICATIONS

If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Royal Dutch Shell Corporate Nominee, you should have received a letter from the Company dated October 31, 2007 asking whether in the future you wish to receive shareholder communications, such as the Annual Review or Annual Report and Accounts, in electronic form or paper form. If you elected to receive communications in electronic form and now wish to change your mind, or if you did not respond to the letter but wish in future to receive shareholder communications in paper form, please contact our Registrar at the address below:

Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6BA
United Kingdom
Tel 0800 169 1679 (UK) or +44 (0)121 415 7073





Registered in England and Wales, Company number 4366849
Registered office: Shell Centre London SE1 7NA
Headquarters: Carel van Bylandtlaan 30, 2596 HR The Hague, the Netherlands
Registered with the Dutch Trade Register under number 34179503

Designed by VMS The Hague
Cover illustration by Tim Bradford
Board photography by Jaap van den Beukel
Printed by Spin Offset under ISO 14001

FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SGS-COC-003349
© 1996 Forest Stewardship Council

2 Royal Dutch Shell plc

Chairman’s Letter Page 4 Notice of Meeting Page 6 Explanatory Notes on Resolutions Page 8 Shareholder Notes Page 12 ATTENDANCE ARRANGEMENTS The Hague, the Netherlands Page 16 London, United Kingdom* Page 17 Appendix Page 18 * CHANGE OF LONDON VENUE Please note that the London venue for this year’s Annual General Meeting is The Barbican Centre, Silk Street, London, EC2Y 8DS. See page 17 for more details. Royal Dutch Shell plc

Dear Shareholder, I am pleased to invite you to the Company’s Annual General Meeting which will be held on Tuesday May 20, 2008. The principal meeting place for the AGM will be in Th e Hague, with an audio-visual link to a satellite meeting place in London. Our venue in The Hague remains the same as last year, however please note that this year we have a new venue in London, namely The Barbican Centre. This venue is more centrally located in London and we hope shareholders will find it more convenient. While the Directors will be located in The Hague, shareholders located in London will be able to participate fully in the meeting via an audio-visual link. Shareholders in each location will be able to see and hear the other location by way of large screens located on stage, and ask questions at designated question points. Shareholders in both The Hague and London will also be able simultaneously to vote on each of the resolutions, and on any other matter which may properly come before the meeting, using electronic handsets. Details of the arrangements for the meeting locations in The Hague and London are given on pages 16 and 17. The meeting will be conducted in English although there will be Dutch translation facilities available at each venue. BUSINESS OF THE MEETING The business to be conducted at the meeting is set out in this Notice with explanatory notes concerning each of the resolutions. The business is of a routine nature for a listed company and your Board recommends that you vote in favour of each of the resolutions. April 10, 2008 Employee Incentive Plans I would like in particular to bring to your attention Resolutions 13 and 14 which relate to amendments to the employee incentive plans award policy. The Board proposes to increase individual award limits under the Long-term Incentive Plan and to extend Restricted Share Plan participation to Executive Directors. These amendments are policy changes and do not constitute changes to the plan rules previously approved by shareholders. Separately, the Board has made certain technical amendments to plan rules in order to benefit the administration of the Plans. These technical amendments are aimed primarily at compliance with the American Jobs Creation Act and do not require shareholders’ approval. More information concerning the proposed amendments to the employee incentive plans award policy is given in the Explanatory Notes on pages 10 and 11. The new plan rules will be on display at the meeting. Articles of Association We are also asking shareholders to approve a number of amendments to the Articles of Association of the Company primarily to reflect the provisions of the Companies Act 2006. Whilst we are asking for your approval to amend the Articles at the 2008 AGM, a number of the new Act provisions are currently scheduled to come into effect in October 2009 and it may therefore be necessary to make further changes to the Articles at the 2009 AGM, or at a subsequent AGM. So far as the 2008 AGM is concerned, an explanation of the main changes between the proposed and the existing articles of association is set out in the appendix on page 18. Royal Dutch Shell plc

Appointment of new Director Finally, I would also like to draw your attention to Resolution 3. This resolution relates to the election of a new Director of the Company and I am delighted that Dr. Josef Ackermann has agreed to join the Board as a Non-executive Director. I hope you will vote in support of his appointment. QUESTION AND ANSWER SESSION The Annual General Meeting provides an opportunity for you to ask questions about the business set out in this Notice and to raise other matters about the business of the Company. As Chairman of the Meeting, I will endeavour to ensure that discussions are kept relevant and that as many shareholders as possible have the opportunity to speak. VOTING All resolutions for consideration at the meeting will be decided on a poll rather than a show of hands. This means that a shareholder has one vote for every share held. Even if you are not able to come to the meeting, I would urge you to vote by following the guidance notes on pages 12 to 15. Yours faithfully, Jorma Ollila Chairman Royal Dutch Shell plc

Notice is hereby given that the Annual General Meeting of Royal Dutch Shell plc will be held at Circustheater, Circusstraat 4, The Hague, the Netherlands at 11.00 am (Dutch time) on Tuesday May 20, 2008, with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom at 10.00 am (UK time), for the purposes of considering the following business: To consider and, if thought fit, to pass the following resolutions, with those numbered 1 to 9 and 12 to 14 being proposed as ordinary resolutions and those numbered 10, 11 and 15 being proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, whilst in the case of special resolutions at least three quarters of the votes cast must be in favour. RESOLUTION 1 That the Company’s annual accounts for the financial year ended December 31, 2007, together with the Directors’ report and the Auditors’ report on those accounts, be received. RESOLUTION 2 That the Remuneration Report for the year ended December 31, 2007 set out in the Annual Report and Accounts 2007 and summarised in the Annual Review and Summary Financial Statements 2007 be approved. RESOLUTION 3 That Dr. Josef Ackermann be elected as a Director of the Company with effect from May 21, 2008. RESOLUTION 4 That Sir Peter Job be re-elected as a Director of the Company. RESOLUTION 5 That Lawrence Ricciardi be re-elected as a Director of the Company. RESOLUTION 6 That Peter Voser be re-elected as a Director of the Company. RESOLUTION 7 That PricewaterhouseCoopers LLP be re-appointed as Auditors of the Company from the conclusion of this meeting until the conclusion of the next general meeting before which accounts are laid. RESOLUTION 8 That the Board be authorised to settle the remuneration of the Auditors for 2008. RESOLUTION 9 That the Board be and hereby is generally and unconditionally authorised in substitution for all other subsisting authorities, to the extent unused, to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of €147 million, such authority to expire on August 19, 2009 or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting), save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired. RESOLUTION 10 That the Board be and hereby is empowered, pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within 6 Royal Dutch Shell plc the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the said Act as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, provided that this power shall be limited to: (A) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of ordinary shares (excluding treasury shares) where the equity securities respectively attributable to the interests of such ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (as the case may be) (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and (B) the allotment (otherwise than pursuant to sub-paragraph (A) above) of equity securities up to an aggregate nominal value of €22 million, and shall expire on August 19, 2009 or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired. RESOLUTION 11 That the Company be authorised to make market purchases (as defined in Section 163 of the Companies Act 1985) of up to 631 million ordinary shares of €0.07 each in the capital of the Company at prices of not less than €0.07 per share and not more than the higher of: (A) 5% above the average market value of those shares for the five business days before the purchase is made; and (B) that stipulated by Article 5(1) of Commission Regulation (EC) No. 2273/2003, such authority to expire on August 19, 2009 or, if earlier, at the conclusion of the next Annual General Meeting of the Company, but so that the Company may before such expiry, pursuant to the authority granted by this resolution, enter into a contract to purchase such shares which would or might be executed wholly or partly after such expiry. In executing this authority, the Company may purchase shares using any currency, including pounds sterling, US dollars and euros. RESOLUTION 12 That, in accordance with Section 366 of the Companies Act 2006 and in substitution for any previous authorities given to the Company (and its subsidiaries), the Company (and all companies that are subsidiaries of the Company at any time during the period for which this resolution has effect) be authorised to: (A) make political donations to political organisations other than political parties not exceeding £200,000 in total per annum; and (B) incur political expenditure not exceeding £200,000 in total per annum, during the period beginning with the date of the passing of this resolution and ending on August 19, 2009 or, if earlier, at the conclusion of the next Annual General Meeting of the Company. In this resolution, the terms “political donation”, “political parties”, “political organisation” and “political expenditure” have the meanings given to them by Sections 363 to 365 of the Companies Act 2006. RESOLUTION 13 That the revised individual limit under the Long-term Incentive Plan be approved, so that under the Long-term Incentive Plan a conditional award of free Royal Dutch Shell shares can be made to any participant in any one year, with a face value at grant equal to up to four times base salary. RESOLUTION 14 That e xtending participation in Restricted Share Plan awards to Executive Directors be approved. RESOLUTION 15 That the Articles of Association produced to the meeting and initialled by the Chairman of the Meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association. BY ORDER OF THE BOARD Michiel Brandjes Company Secretary Carel van Bylandtlaan 30 2596 HR Th e Hague Th e Netherlands April 10, 2008 Royal Dutch Shell plc

NOTE TO RESOLUTION 1 Annual Report and Accounts The Board of Directors will present the Company’s annual accounts for the financial year ended December 31, 2007 together with the Directors’ report and the Auditors’ report on those accounts. NOTE TO RESOLUTION 2 Consideration and approval of the Remuneration Report Resolution 2 is a resolution seeking approval of the Directors’ Remuneration Report for the year ended December 31, 2007. The Report has been prepared and is laid before the meeting in accordance with the Companies Act 1985. Th e Board considers that the policy and practice outlined in the Report are appropriate to the Company’s circumstances and that the Report should receive shareholder support. NOTE TO RESOLUTION 3 Election of a Director As announced on March 13, 2008, the Board proposes that Dr. Josef Ackermann be elected as a Director of the Company, such appointment to take eff ect from May 21, 2008. The Board believes the election of Dr. Ackermann is in the best interests of the Company as he brings with him valuable finance and banking experience. His biographical details are given on page 9. NOTES TO RESOLUTIONS 4 TO 6 Retirement and re-election of Directors The Directors seeking re-election at the 2008 AGM are Sir Peter Job, Lawrence Ricciardi and Peter Voser. Th eir biographical details are given on page 9. Both of the Non-executive Directors seeking re-election, namely Sir Peter Job and Lawrence Ricciardi, have received a performance evaluation and were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties. The Board recommends that you support the re-election of each of the retiring Directors standing for re-election at the 2008 AGM. NOTES TO RESOLUTIONS 7 AND 8 Re-appointment of Auditors and determination of Auditors’ remuneration The Company is required to appoint Auditors at each general meeting at which accounts are presented, to hold office until the end of the next such meeting. Resolution 7 proposes the re-appointment of PricewaterhouseCoopers LLP as the Company’s auditors. Resolution 8 seeks authority for the Board to determine their remuneration. Both resolutions are being proposed as ordinary resolutions. NOTE TO RESOLUTION 9 Authority to allot shares Under Section 80 of the Companies Act 1985, the Directors are, subject to certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. Relevant securities are defined in that Act to include the Company’s ordinary shares or securities convertible into the Company’s ordinary shares. Resolution 9 is proposed as an ordinary resolution to authorise the Directors to allot ordinary shares up to an aggregate nominal value of €147 million, representing approximately one third of the share capital of the Company in issue at March 12, 2008. The Company does not hold any shares in treasury. Th e Directors’ authority will be valid up to August 19, 2009, or, if earlier, the date of the next Annual General Meeting. Th is authority complies with the guidelines issued by institutional investors. The Directors have no immediate plans to make use of this authority. NOTE TO RESOLUTION 10 Disapplication of pre-emption rights Under Section 89 of the Companies Act 1985, when new shares are allotted or treasury shares are sold for cash, they must first be offered to existing shareholders pro rata to their holdings. Th is special resolution renews, for the period ending on August 19, 2009, or, if earlier, the date of the next Annual General Meeting, the authorities of the Directors to (a) allot shares of the Company in connection with a rights issue or other pre-emptive offer; and (b) otherwise allot shares of the Company, or sell treasury shares for cash, up to an aggregate nominal value of €22 million (representing, in accordance with institut ional investor guidelines, approximately 5% of the share capital in issue as at March 12, 2008) as if the pre-emption rights of Section 89 did not apply. The Directors have no immediate plans to make use of these authorities. NOTE TO RESOLUTION 11 Renewal of authority to make market purchases of Royal Dutch Shell plc ordinary shares. Resolution 11 is a special resolution and renews the Company’s authority to make market purchases of its ordinary shares. The Board regards the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company. Under the current authority the Company may make market purchases of up to an aggregate of approximately 644 million ordinary shares at prices not less than €0.07 per share and not more than the Royal Dutch Shell plc higher of (a) 5% above the average market value of those shares for the five business days preceding the purchase; and (b) that stipulated by Article 5(1) of Commission Regulation (EC) No. 2273/2003. Article 5(1) states that a company must not repurchase shares at a price higher than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out. The current authority will expire at the conclusion of this AGM and the Directors are seeking renewal until August 19, 2009 or the date of the next Annual General Meeting, if earlier. The maximum number of shares covered by the new authority is 631 million ordinary shares — being approximately 10% of the current issued ordinary share capital as of March 12, 2008 — and the price limits will be as described above for the current authority. Any shares purchased under the renewed authority will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. It is the intention of the Company to hold some or all of the shares which are repurchased under this authority as treasury shares within the limits allowed by law. Once shares are held in treasury, the Directors may dispose of them in accordance with the relevant legislation, but their current intention is to use such treasury shares only for the purposes of, or pursuant to, an employee share scheme. The Directors confirm that they will exercise the on-going buyback authority only when, in the light of prevailing market conditions, they consider that such purchases would be in the best interests of the shareholders generally. The Board is making no recommendation as to whether shareholders should sell their shareholding in the Company. The Company has no warrants in issue in relation to its shares and no options to subscribe for its shares outstanding. Dr. Josef Ackermann Born February 7, 1948. A Swiss national, Dr. Josef Ackermann is Chairman of the Management Board and the Group Executive Committee of Deutsche Bank AG. He was appointed to these positions in 2006 and 2002 respectively. Dr. Ackermann joined Deutsche Bank’s Management Board in 1996, with responsibility for the investment banking division. He started his professional career in 1977 at Schweizerische Kreditanstalt (SKA), where he held a variety of positions in Corporate Banking, Foreign Exchange/Money Markets, Treasury and Investment Banking. In 1990, he was appointed to SKA’s Executive Board, on which he served as President between 1993 and 1996. He is currently also a member of the supervisory board of Siemens AG. Peter Voser Born August 29, 1958. A Swiss national, appointed Chief Financial Officer of Royal Dutch Shell in October 2004. He was appointed a Managing Director of Shell Transport and Chief Financial Officer in October 2004. In 2002, he joined the Asea Brown Boveri (ABB) Group of Companies, based in Switzerland as Chief Financial Officer and Member of the ABB Group Executive Committee. Originally joined the Shell group in 1982 where he held a variety of finance and business roles in Switzerland, UK, Argentina and Chile, including Chief Financial Officer of Oil Products. He was a member of the supervisory board of Aegon N.V. from 2004 until April 25, 2006. He is a member of the supervisory board of UBS AG and a member of the Swiss Federal Auditor Oversight Authority. Lawrence Ricciardi Born August 14, 1940. A US national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was appointed a member of the Royal Dutch supervisory board in 2001 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. Previously he was President of RJR Nabisco, Inc. and subsequently Senior Vice-President and General Counsel of IBM. He is Senior Advisor to the IB M Corporation as well as to Jones Day and to Lazard Frères & Co and Trustee of the Andrew W. Mellon Foundation and the Pierpoint Morgan Library. Sir Peter Job KBE Born July 13, 1941. A British national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a Non-executive Director of Shell Transport from 2001 to 2005. Previously he was Chief Executive of Reuters Group plc. He is a Non-executive Director of Schroders plc and TIBCO Software Inc. and a member of the supervisory board of Deutsche Bank AG. Royal Dutch Shell plc 9 99

NOTE TO RESOLUTION 12 Authority for certain donations and expenditure This ordinary resolution seeks authority from shareholders to enable the Company (and its subsidiaries) to: • make political donations to political organisations other than political parties up to an aggregate of £200,000 per annum; and • incur political expenditure up to an aggregate of £200,000 per annum, in the European Union (“EU”) which it would otherwise be prohibited from making or incurring because of the Companies Act 2006 in the UK. Th e Directors are seeking such authority for the period up to August 19, 2009 or, if earlier, at the conclusion of the next Annual General Meeting. The Company has no intention of changing its current practice of not making political donations or incurring political expenditure and will not do so without the specific endorsement of shareholders. However, the Companies Act defines “political organisations” widely to include, amongst other things, organisations which carry on activities which are capable of being reasonably regarded as intended to aff ect public support for a political party or an independent election candidate in any EU member state or to infl uence voters in relation to any referendum in any EU member state. As a result, it is possible that political organisations may include, for example, bodies concerned with policy review and law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups which it may be in the Company’s interest to support. NOTES TO RESOLUTIONS 13 AND 14 Amendments to the award policy of employee incentive plans The Board proposes to increase individual award limits under the Long-term Incentive Plan and to extend Restricted Share Plan participation to Executive Directors. These amendments are policy changes and do not constitute changes to the Plan rules previously approved by shareholders. Separately, the Board has made certain technical amendments to Plan rules in order to benefit the administration of the Plans. These technical amendments are aimed primarily at compliance with the American Jobs Creation Act and do not require shareholders’ approval. Th e new Plan rules will be on display at the meeting. The Remuneration Committee last year conducted a review of Executive Directors’ participation in employee incentive plans, taking into account shareholder feedback since the Plans were introduced in 2005 and forthcoming Board composition changes. This process included consultation with a number of major shareholders. Th e Remuneration Committee concluded that the design of the Plans continues to focus on improving long-term shareholder value, but that: • the present limit on the Long-term Incentive Plan awards prevents competitive compensation for certain employees; and • there is insuffi cient retention value for Executive Directors in view of the business risk associated with the forthcoming Board succession. The Long-term Incentive Plan, as approved by shareholders in 2005, allows for a conditional award of free Royal Dutch Shell shares to any one participant in any one year with a face value at grant equal to up to two and a half times base pay. 10 Royal Dutch Shell plc

Based on the current relative position within the remuneration comparator group and analysis of wider long-term incentive market trends, the Remuneration Committee expects that the two and a half times base salary limit will undermine competitive market positioning in the years to come. The Board therefore wishes to raise the individual award limit to four times base salary in face value terms. When awards are made to individuals who are not Executive Directors of Royal Dutch Shell, the Long-term Incentive Plan is known as the Performance Share Plan. Th e new individual limit will also be applicable to the Performance Share Plan. The rules of the Restricted Share Plan state that all employees of Royal Dutch Shell are eligible to participate. However, the summary of Resolution 11 of the 2005 Annual General Meeting Notice of Meeting stated that no awards under the Restricted Share Plan would be made to Executive Directors. The Board wishes to remove this restriction, allowing the award of Royal Dutch Shell Shares under the Restricted Share Plan to Executive Directors at the discretion of the Remuneration Committee. The Committee would apply such discretion in individual instances where it considers the retention or attraction value generated by the remuneration structures for Executive Directors to present a business risk. NOTE TO RESOLUTION 15 Adoption of new Articles of Association It is proposed in Resolution 15 to adopt new articles of association (the “New Articles”) in order to update the Company’s current articles of association (the “Current Articles”) primarily to take account of changes in English company law brought about by the Companies Act 2006. The Company is also taking this opportunity to make a number of minor improvements to the articles (such as removing redundant provisions and updating language to refl ect the terminology used in the Companies Act 2006). The principal changes introduced in the New Articles are summarised in the Appendix on page 18. Other changes, which are of a minor, technical or clarifying nature and also some more minor changes which merely refl ect changes made by the Companies Act 2006, have not been noted in the Appendix. The New Articles showing all the changes to the Current Articles are available for inspection, as noted on page 15. YOUR DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU VOTE FOR RESOLUTIONS 1 TO 15 Royal Dutch Shell plc 11

ATTENDANCE AND APPOINTMENT OF A PROXY If you wish to attend the Annual General Meeting or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares. There are several ways in which Royal Dutch Shell shares or an interest in those shares can be held. Th ese include: • directly as registered shares in certificated or uncertifi cated form in a shareholder’s own name; • through the Royal Dutch Shell Corporate Nominee; • indirectly through Euroclear Nederland (via banks or brokers); or • as a direct or indirect holder of either A or B American Depositary Receipts (ADRs) with the Depositary (Th e Bank of New York Mellon). Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (“nominated persons”) does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he/she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights. Shareholders with registered shares in their own name or holding their shares through the Royal Dutch Shell Corporate Nominee • Registered holders of shares or shareholders who hold their shares in the Royal Dutch Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM. • For the purpose of determining who is entitled to attend or vote at the AGM, a person must be entered on the Register of Members or the register of the Royal Dutch Shell Corporate Nominee no later than 7.00 pm (Dutch time), 6.00 pm (UK time) on Sunday May 18, 2008. A shareholder’s voting entitlement will depend on the number of shares held at that time. If the meeting is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Royal Dutch Shell Corporate Nominee at 7.00 12 Royal Dutch Shell plc

pm (Dutch time), 6.00 pm (UK time) on the day two days preceding the date fixed for the adjourned meeting. • A shareholder entitled to attend, speak and vote at the AGM may appoint a proxy or multiple proxies to attend and speak and vote on their behalf on a poll or on a show of hands. A proxy need not also be a shareholder. If a shareholder wishes to appoint multiple proxies, he/ she should contact the Registrar on 0800 169 1679 or +44 (0) 121 415 7073 to obtain an additional Proxy Form or, in the case of a participant in the Royal Dutch Shell Corporate Nominee, a Voting Instruction Form. Alternatively the shareholder may photocopy their Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder does not specify how he/she wants the proxy to vote on the particular resolutions, the proxy may vote or abstain as he/she sees fit. A proxy may also vote or abstain as he/she sees fit on any other business which properly comes before the AGM. If shares are held through the Royal Dutch Shell Corporate Nominee and no voting instructions are received or specifi ed, the Corporate Nominee will not cast the votes attached to such shares. If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed fi rst on the register. • A pre-paid Proxy Form, or a Voting Instruction Form in the case of those who hold their shares in the Royal Dutch Shell Corporate Nominee, is enclosed for the use of those who cannot attend the meeting but wish to vote or appoint a proxy. The forms are pre-addressed and no envelope is necessary if posted in the UK. If preferred, the form may be placed in an envelope and addressed to Equiniti, FREEPOST (SEA 7148), Aspect House, Spencer Road, Lancing, BN99 6BA. For non-UK residents, the form must be returned in the enclosed pre-addressed international envelope (the pre-addressed forms cannot be returned from outside the UK). No stamp is necessary on the pre-addressed international envelope. • Proxy Forms and Voting Instruction Forms must reach the Company’s Registrar no later than 48 hours before the time for holding the AGM. It is also possible to vote or register a proxy appointment electronically as explained on page 14. • Shareholders who have completed a Proxy Form or Voting Instruction Form may still attend the AGM and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the meeting. Shareholders holding their shares through Euroclear Nederland (via banks or brokers) Shareholders holding their shares through Euroclear Nederland B.V. (“Euroclear”) via banks and brokers are not included in the Company’s Register of Members — such shares are included in the Register of Members under the name of Euroclear. If shareholders who hold their shares through Euroclear wish to (i) attend the AGM or (ii) appoint a proxy to attend, speak and vote on their behalf or (iii) give voting instructions without attending the meeting, they must instruct Euroclear accordingly. To do this, shareholders are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. In all cases the validity of the instruction will be conditional upon ownership of the shares no later than 7.00 pm (Dutch time), 6.00 pm (UK time) on Sunday May 18, 2008. Shareholders holding their shares through Euroclear and who indicate they wish to attend the AGM will not receive an admittance card. The y may therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. Holders of American Depositary Receipts (ADRs) Registered ADR holders who wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on the Voting Instruction Card and return it to the Depositary, The Bank of New York Mellon. Those who hold their ADRs beneficially through a bank or broker and wish to attend the AGM or have their votes cast on their behalf should contact their bank or broker as soon as possible. The Depositary, The Bank of New York Mellon, can be contacted on telephone number 888 737 2377 (from within the US) or +1 201 680 6825 (from outside the US). Holders of ADRs wishing to attend the AGM will not receive an admittance card and may therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. Royal Dutch Shell plc 13

CORPORATE REPRESENTATIVES In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the Meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the Meeting as its corporate representative a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives — www.icsa.org.uk — for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above. ELECTRONIC PROXY APPOINTMENT Registered shareholders who would prefer to register a proxy appointment with the Registrar via the internet instead of by hard-copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk Shareholders who hold their shares through the Royal Dutch Shell Corporate Nominee may also register their voting instructions for the AGM via the same corporate website. Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following: • This method of registering proxies is an alternative to the traditional hard copy appointment of proxies which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged. • This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the meeting in person and vote on behalf of the shareholder. • No special software is required in addition to internet access. • To register on the website www.sharevote.co.uk it will be necessary to quote the reference numbers which are set out directly below the shareholder’s name on the Proxy Form or Voting Instruction Form. These numbers are unique to the particular holding and the 2008 AGM and contain special security aspects to prevent fraudulent replication. • In the interests of security, the reference numbers will not be re-issued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Reference Number, Card ID and Account Number before dispatching the paper form. • An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than www.sharevote.co.uk and will not be accepted if found to contain a virus. • If you have already submitted a Proxy Form or Voting Instruction Form, in either hard-copy or electronic form, you may change your appointment or voting instructions by submitting a new form in either hard-copy or electronic form to be received by the Registrar no later than 11.00 am (Dutch time), 10.00 am (UK time) on Sunday May 18, 2008. If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted. Th e final time for receipt of proxies is 11.00 am (Dutch t ime), 10.00 am (UK time) on Sunday May 18, 2008. CREST ELECTRONIC PROXY APPOINTMENT CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes 14 Royal Dutch Shell plc the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID 7RA01) by the latest time(s) for receipt of proxy appointments specifi ed in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. SHARES AND VOTING RIGHTS The total number of Royal Dutch Shell plc shares in issue as at March 12, 2008 is 3,556,230,000 A shares and 2,759,360,000 B shares, and 50,000 sterling deferred shares. The A shares and the B shares have voting rights but the sterling deferred shares have no voting rights. The Company holds no shares in treasury. DOCUMENTS AVAILABLE FOR INSPECTION The following documents, which are available for inspection during normal business hours at the registered offi ce of the Company on any weekday (Saturdays, Sundays and public holidays excluded), will also be available for inspection at each of the AGM venues from 10.45 am (Dutch time), 9.45 am (UK time) on the day of the AGM until the conclusion of the AGM: • A copy of each Executive Director’s contract of service; • A copy of each Non-executive Director’s letter of appointment; • The register of interests of the Directors (and their families) in the share capital of the Company; • A copy of the proposed new rules for the Long-term Incentive Plan (Performance Share Plan), Restricted Stock Plan and Deferred Bonus Plan; and • A copy of the proposed new articles of association of the Company, and a copy of the existing memorandum and articles of association marked to show the changes being proposed in Resolution 15. Royal Dutch Shell plc 15

ATTENDANCE – THE HAGUE, THE NETHERLANDS

VENUE
Circustheater, Circusstraat 4, 2586 CW The Hague, the Netherlands.

TIME
Meeting starts at 11.00 am (Dutch time).
Registration is open from 9.30 am (Dutch time).

HOW TO ASK A QUESTION
There will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question.

VOTING
Shareholders in both The Hague and London will be able to vote simultaneously, using the electronic handsets provided, on each of the resolutions and any other matter which may properly come before the meeting.

REFRESHMENTS
Tea and coffee will be served before the AGM and a light lunch will be served after the AGM.

HOW TO GET THERE
The Circustheater is opposite the tramstop (Circustheater) – tram 9 from The Hague Hollands Spoor Station and The Hague Central Station.

CAR PARKING
Car parks are located at Nieuwe Parklaan and Scheveningen Bad, Zwolsestraat (a return coach shuttle service is available from Scheveningen Bad, Zwolsestraat to the Circustheater).

SHAREHOLDERS WITH SPECIAL NEEDS
There will be an induction loop system for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.

SECURITY
In the interests of security, electrical equipment and cameras will not be permitted in the AGM. A routine bag search will be undertaken for those persons wishing to take bags into the AGM.


GRONINGSESTRAAT
ZWOLSESTRAAT
P
STRANDWEG
Sea Life Scheveningen
HARSTENHOEKWEG
Holland Casino Scheveningen
BOSSCHESTRAAT
P
P
P
CIRCUSTHEATER
GENTSESTRAAT
BADHUISWEG
P
STEVINSTRAAT
GEVERS DEYNOOTWEG
DIRK HOOGENRAADSTRAAT
MESSSTRAAT
NIEUWE PARKLAAN

16 Royal Dutch Shell plc

ATTENDANCE – LONDON, UNITED KINGDOM

VENUE
The Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom.

TIME
Meeting starts at 10.00 am (UK time).
Registration is open from 8.30 am (UK time).

HOW TO ASK A QUESTION
There will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question.

VOTING
Shareholders in both The Hague and London will be able to vote simultaneously, using the electronic handsets provided, on each of the resolutions and any other matter which may properly come before the meeting.

REFRESHMENTS
Tea and coffee will be served before the AGM and a light lunch will be served after the AGM.

HOW TO GET THERE
The Barbican Centre, is located approximately 5 minutes away from the Barbican Underground station which is served by the Circle, Metropolitan and Hammersmith & City Lines.

CAR PARKING
The Barbican has four car parks. Two are off Beech Street (westbound access only) and two are off Silk Street near the main entrance (as shown on the map below).

SHAREHOLDERS WITH SPECIAL NEEDS
There will be an induction loop system for those with hearing difficulties and a sign language interpreter will also be available during the meeting. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.

SECURITY
In the interests of security, electrical equipment and cameras will not be permitted in the AGM. A routine bag search will be undertaken for those persons wishing to take bags into the AGM.



Exhibition Halls
GOLDEN LANE
THE BARBICAN CENTRE
CHISWELL STREET
BEECH STREET
Barbican
Main Entrance
MILTON ST
ROPEMAKER STREET
Liverpool St
SILK STREET
ALDERSGATE STREET
MOOR LANE
MOORFIELDS
MOORGATE
Moorgate
St Giles Cripplegate
FORE STREET
WOOD ST
Museum of London
LONDON WALL
St Paul's
Mansion House
Bank

Royal Dutch Shell plc 17

PRINCIPAL CHANGES TO THE COMPANY’S ARTICLES OF ASSOCIATION 1. ARTICLES WHICH ARE NO LONGER RELEVANT Certain provisions in the Current Articles which are no longer relevant or necessary have been deleted or amended in the New Articles. 2. ARTICLES WHICH DUPLICATE STATUTORY PROVISIONS Provisions in the Current Articles which replicate provisions contained in the Companies Act 2006 are in the main to be removed in the New Articles. This is in line with the approach advocated by the Government that statutory provisions should not be duplicated in a company’s constitution. Certain examples of such provisions include provisions as to the form of resolutions, the variation of class rights, the requirement to keep accounting records and provisions regarding the period of notice required to convene general meetings. The main changes made to reflect this approach are detailed below. 3. SHARE CAPITAL The provisions in relation to euro deferred shares are being removed in the New Articles as they are no longer necessary following unifi cation. (From October 1, 2009, companies are no longer required to have an authorised share capital. The share capital is described in the Memorandum of Association, a separate constitutional document which from October 1, 2009, becomes incorporated into the articles of association under the new Act and continues (until it is varied or removed) to act as a cap on the share capital that can be issued by the Company. Consideration will be given in advance of next year’s AGM as to whether it is appropriate for the authorised share capital cap to be removed.) 4. VARIATION OF CLASS RIGHTS The Current Articles contain provisions regarding the variation of class rights. The proceedings and specific quorum requirements for a meeting convened to vary class rights are contained in the Companies Act 2006. The relevant provisions have therefore been removed in the New Articles. 5. FORM OF RESOLUTION The Current Articles contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective and that, where an extraordinary resolution is required, a special resolution is also eff ective. This provision is being removed as the concept of extraordinary resolutions has not been retained under the Companies Act 2006. Further, the remainder of the provision is reflected in full in the Companies Act 2006. Th e Current Articles enable members to act by written resolution. Under the Companies Act 2006 public companies can no longer pass written resolutions. These provisions have therefore been removed in the New Articles. 6. CONVENING EXTRAORDINARY AND ANNUAL GENERAL MEETINGS The provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being removed in the New Articles because the relevant matters are provided for in the Companies Act 2006. In particular, an extraordinary general meeting to consider a special resolution can be convened on 14 days notice whereas previously 21 days notice was required. 7. APPOINTMENT OF PROXIES The time limits for the appointment or termination of a proxy appointment have been altered by the Companies Act 2006 so that the articles cannot provide that they should be received more than 48 hours before the meeting or, in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. Th e New Articles give the directors discretion, when calculating the time limits, to exclude weekend and bank holidays. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. The New Articles reflect all of these new provisions. 8. AGE OF DIRECTORS ON APPOINTMENT The Current Articles contain a provision requi ring a director’s age to be disclosed if he/she has attained the age of 70 years or more in the notice convening a meeting at which the director is proposed to be elected or re-elected. As the Companies Act 2006 no longer imposes an age limit on directors, such provision could now contravene the Employment Equality (Age) Regulations 2006 and so has been removed from the New Articles. 9. DIRECTORS’ FEES The currency in which the total of the fees that may be paid to all of the directors has been changed to euros and the amount increased from £2,500,000 a year to €4,000,000 a year (approximately £3,069,000 as at March 12, 2008). Th is increase to the directors’ total fees cap provides additional headroom for any future increases that may be agreed from time to time. 10. CONFLICTS OF INTERESTS The Companies Act 2006 sets out directors’ general duties which largely codify the existing law, but with some changes. Under the Companies Act, from October 1, 2008 a director must avoid a situation where he/she has, or can have, a direct or indirect 18 Royal Dutch Shell plc interest that conflicts, or possibly may conflict with the company’s interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the articles of association contain a provision to this eff ect. The Companies Act 2006 allows the articles of association to contain other provisions for dealing with directors’ conflicts of interest to avoid a breach of duty. The New Articles give the directors authority to approve such situations and to include other provisions to allow confl icts of interest to be dealt with in a similar way to the current position. There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the Company’s success. Th e directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate. It is also proposed that the New Articles should contain provisions relating to confidential information, attendance at Board meetings and availability of Board papers to protect a director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential confl ict has previously been authorised by the directors. It is the Board’s intention to report annually on the Company’s procedures for ensuring that the Board’s powers of authorisation of confl icts are operated effectively and that the procedures have been followed. 11. NOTICE OF BOARD MEETINGS Under the Current Articles, when a director is abroad he/she can request that notice of directors’ meetings are sent to him/her at a specified address and if he/she does not do so he/she is not entitled to receive notice while he/she is away. Th is provision has been removed, as modern communications mean that there may be no particular obstacle to giving notice to a director who is abroad. It has been replaced with a more general provision that a director is treated as having waived his entitlement to notice, unless he/she supplies the Company with the information necessary to ensure that he/she receives notice of a meeting before it takes place. 12. RECORDS TO BE KEPT The provision in the Current Articles requiring the Board to keep accounting records has been removed as this requirement is contained in the Companies Act 2006. 13. DISTRIBUTION OF ASSETS OTHERWISE THAN IN CASH The Current Articles contain provisions dealing with the distribution of assets in kind in the event of the Company going into liquidation. These provisions have been removed in the New Articles on the grounds that a provision about the powers of liquidators is a matter for insolvency law rather than the articles and that the Insolvency Act 1986 confers powers on the liquidator which would enable it to do what is envisaged by the Current Articles. 14. ELECTRONIC AND WEB COMMUNICATIONS Provisions of the Companies Act 2006 which came into force in January 2007 enable companies to communicate with shareholders by electronic and/or website communications. Th e New Articles continue to allow communications to shareholders in electronic form and, in addition, they also permit the Company to take advantage of the new provisions relating to website communications. Before the Company can communicate with a shareholder by means of website communication, the relevant shareholder must be asked individually by the Company to agree that the Company may send or supply documents or information to him/her by means of a website, and th e Company must either have received a positive response or have received no response within the period of 28 days beginning with the date on which the request was sent. The Company will notify the shareholder (either in writing, or by other permitted means) when a relevant document or information is placed on the website and a shareholder can always request a hard copy version of the document or information. 15. BENEFIT OF DIRECTORS’ INDEMNITIES AND INSURANCE The New Articles have been amended to make it clear that directors receiving the benefit of an indemnity or insurance policy pursuant to the relevant Article do not need to account to the Company (or its shareholders) in respect of any such benefi t. 16. DERIVATIVE CLAIMS The dispute resolution provision contained in the Current Articles has been amended in the New Articles to make it clear that derivative claims can only be brought in the courts of England and Wales as required under the Companies Act 2006. 17. GENERAL Generally, the opportunity has been taken to bring clearer language into the New Articles and to conform the language of the New Articles with that used in the Companies Act 2006. Royal Dutch Shell plc 19

Shell annual reports


Delivery and growth

Annual Review and Summary Financial Statements 2007
A summarised overview of Shell.

www.shell.com/annualreport

Jaaroverzicht en verkorte jaarrekening 2007
Dutch language version.

www.shell.com/annualreport


Delivery and growth

Annual Report and Form 20-F for the year ended December 31, 2007
A comprehensive overview of Shell.

www.shell.com/annualreport


Delivery and growth

Financial and Operational Information 2003-2007 (available May 2008)
Five years' financial and operational information, including maps of exploration and production activities.

www.shell.com/faoi


Responsible energy

Shell Sustainability Report 2007 (available May 2008)
Report on progress in contributing to sustainable development.

www.shell.com/responsibleenergy

OTHER PUBLICATIONS

Shell Technology Report
An overview of 27 advanced technologies.

www.shell.com/technology

Shell General Business Principles
Fundamental principles that govern how each Shell company conducts its affairs.

www.shell.com/sgbp

Shell Code of Conduct
Provides standards of behaviour expected from employees.

www.shell.com/codeofconduct

AVAILABLE FROM

Royal Dutch Shell plc
c/o Bankside
Tel +44 (0)1635 232 700

Annual Report/20-F Service for US residents – Tel 888 400 7789

More information is available at
www.shell.com

Royal Dutch Shell plc